UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2021 Third Quarter Earnings Conference

KB Financial Group Inc. will hold its 2021 Third Quarter Earnings Conference on Thursday, October 21, 2021. A live webcast of the conference and the presentation materials will be available in both Korean and English on its IR website at www.kbfg.com. Investors may dial-in to participate in the conference call during the Q&A session following the presentation.

• Date:	Thursday, October 21, 2021

• Time:	16:00 (Korea time)

• Format:	Live webcast and conference call

• Language:	Korean and English. Simultaneous interpretation will be available for English-speaking participants.

• Agenda:	2021 Third Quarter Earnings Results and Q&A

• Q&A via telephone

• From overseas:	82-31-810-3128

• From Korea:	031-810-3128

• Passcode:	6412#

• Q&A code:	*1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 13, 2021	By: /s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer